UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-475

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

A. O. Smith Retirement Security Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

A. O. Smith Corporation

11270 West Park Place

Milwaukee, WI 53224

REQUIRED INFORMATION

1.	Not Applicable.

2.	Not Applicable.

3.	Not Applicable.

4.	The A. O. Smith Retirement Security Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Signature

Exhibits

23.1	Consent of Independent Auditors

A. O. SMITH

RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Benefits Committee

A.O. Smith Retirement Security Plan

Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the A.O. Smith Retirement Security Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying Schedule of Assets (Held at End of Year) – December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the A.O. Smith Retirement Security Plan financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

June 27, 2016

Milwaukee, Wisconsin

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:
Investment in Master Trust:
Investment options at fair value	$335,315,765	$335,439,424

Total investments	335,315,765	335,439,424

Receivables:
Notes receivable from participants	6,721,331	5,668,945
Company contributions	5,440,022	3,774,523
Due from (to) brokers for securities transactions (Net)	(29,005)	70,102
Accrued Interest	20,176	16,854

Total receivables	12,152,524	9,530,424

Net assets available for benefits	$347,468,289	$344,969,848

The accompanying notes to the financial statements

are an integral part of this statement

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2015 and 2014

	2015	2014
Increases:
Net income from the Master Trust:
Investment options	2,699,563	13,673,180
Interest income from participant loans	218,189	156,556

Net income	13,829,736	13,829,736
Contributions:
Company	10,871,882	5,215,773
Participants	13,079,967	9,868,943
Rollovers	852,824	1,561,423

Total contributions	24,804,673	16,646,138

Total increases	27,722,425	30,475,874
Decreases:
Benefit and withdrawal payments	25,223,984	25,842,792

Change in net assets before transfers	2,498,441	4,633,082
Transfers from other plans	—	74,977,347

Change in net assets available for benefits	2,498,441	79,610,429
Net assets available for benefits:
Beginning of year	344,969,848	265,359,419

End of year	347,468,289	344,969,848

The accompanying notes to the financial statements

are an integral part of this statement.

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of Plan and Significant Accounting Policies

The A. O. Smith Retirement Security Plan (the Plan) was originally established as the A.O. Smith Profit Sharing Retirement Plan (Plan) in 1956. Effective January 1, 2010, the Plan was renamed the A. O. Smith Retirement Security Plan and the accounts of all non-union participants maintained under the A. O. Smith Corporation Savings Plan were transferred into the Plan. As of January 1, 2010, the Plan generally covers salaried or commissioned employees of the A. O. Smith Corporation (the Company), its subsidiaries and affiliates and the non-union hourly employees of the Company’s plants in Ashland City, TN; Charlotte, NC; Cookeville, TN; El Paso, TX; Florence, SC; Franklin, TN; McBee, SC; and Johnson City, TN; providing a convenient means of savings with the assistance of the Company. To be eligible, certain employees must either be employed at a rate expected to work 1,000 hours of service in a plan year or actually complete 1,000 hours of service during their first 12 months of employment or any plan year thereafter. Employees are eligible to participate in the Plan on the first day of the month after the individual qualifies as an eligible employee. Employees elect to participate by designating a portion of their earnings to be contributed to an account maintained on behalf of the participant. Participants direct the investment of their contributions into various investment options offered by the Plan.

Effective January 1, 2010, the Plan was revised to satisfy the safe harbor requirements of Internal Revenue Code 401(k)(13) as follows:

a.	An automatic enrollment feature was instituted, along with an annual automatic increase in employee pre-tax contributions;

b.	Plan participants have the ability to contribute up to 100% of eligible compensation on a pre-tax basis;

c.	The Company will make a matching contribution equal to 100% of the first 1% of a participant’s compensation and 50% on the next 5% of a participant’s compensation contributed to the Plan, for a maximum annual matching contribution of 3.5%; and

d.	All matching contributions vest after two years of vesting service.

The Plan was also revised to permit the Company to make an additional discretionary matching contribution to be allocated as of the last day of the plan year for those participants who are employed on such date or who terminated during the year on or after attainment of age 65, death, total and permanent disability, or termination resulting directly from job abolishment.

Also, effective January 1, 2010, all participants who are not eligible to accrue a benefit under any of the Company’s qualified defined benefit pension plans will be eligible for an annual non-elective employer contribution equal to 3% of the participant’s total compensation for the plan year, and will be eligible for a discretionary annual non-elective employer contribution in an amount determined by the Company, if any. In order to receive a non-elective employer contribution for a plan year, an eligible participant must be employed in a full-time equivalent position for the plan year or complete 1,000 hours of service during a plan year and be employed on the last day of the plan year or terminate employment during the plan year as a result of death, disability, retirement, or termination resulting from job abolishment. This non-elective contribution will vest after three years of vesting service.

Effective December 31, 2012, the American Water Heater Company 401(k) Retirement Savings Plan for Tennessee Division Manufacturing Bargaining Unit and A. O. Smith Savings Plan were merged with and into this Plan.

Effective as of midnight, December 31, 2014, the A. O. Smith Retirement Security Plan – Lochinvar and the A. O. Smith Retirement and Savings Plan for APCOM Employees were merged with and into the A. O. Smith Retirement Security Plan (Plan) to form a single plan within the meaning of Internal Revenue Code Section 414(I).

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2015 and 2014

(Continued)

1.	Description of Plan and Significant Accounting Policies (Continued)

Union employees of American Water Heater Company may participate on first day of the month after 45 days of eligible service. Union participants receive a matching contribution of 35% of their contributions up to 4% of the participant’s pay period compensation.

Contributions

The Plan is a defined contribution plan to which participants may make contributions of not less than 1% and up to 100% of their earnings. The Plan provides for all participant contributions to be made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code. These contributions are excluded from the participant’s current wages for federal income tax purposes. The Internal Revenue Code has set a maximum of $18,000 and $17,500 for tax-deferred contributions that may be excluded for any individual participant in 2015 and 2014, respectively.

The Internal Revenue Code also allows additional catch-up contributions for participants age fifty or older. The maximum additional contribution allowed was $6,000 and $5,500 in 2015 and 2014, respectively. The Plan also provides for Company contributions in the form of matching contributions and non-elective contributions.

No federal income tax is paid on the participant and Company contributions and growth thereon until the participant withdraws them from the Plan.

Contributions from participants are recorded when the Company makes payroll deductions from Plan participants. Contributions from the Company are accrued in the period in which they become obligations of the Company in accordance with terms of the Plan.

For non-union employees, the Company makes a matching contribution equal to 100% on the first 1% of a participant’s compensation and 50% on the next 5% of a participant’s compensation that is contributed to the Plan, for a maximum annual matching contribution of 3.5%. In addition to the matching contribution, the Company also makes a non-elective contribution of 3% of pay for certain participants. The Company will make a non-elective contribution for a participant for a plan year if the participant was not eligible to accrue a benefit under any defined benefit pension plan or money purchase pension plan sponsored or contributed to by the Company for such plan year, the participant was either employed as a full-time equivalent employee for the plan year or is credited with 1,000 hours of service for the plan year, and the participant was employed by the Company on December 31 of the plan year or terminated during the plan year after having attained age 65 or as a result of death, disability or job elimination.

Union employees receive a Company matching contribution equal to 35% of their contribution up to 4% of payroll period compensation.

Participant Account Provisions

A separate account is maintained for each participant. The separate account balances are adjusted periodically as follows:

a.	Weekly for hourly participant contributions; semimonthly for salaried participant contributions

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2015 and 2014

(Continued)

1.	Description of Plan and Significant Accounting Policies (Continued)

Participant Account Provisions (Continued)

b.	Weekly for Company matching contributions for hourly participants; semimonthly for Company matching contributions for salaried participants

c.	Annually for non-elective company contributions

d.	Daily for a proportionate share of increases and decreases in the fair value of Plan assets

e.	At the time of benefit distribution or withdrawal, which consist of the following:

i.	Upon retirement, death, disability, or termination of employment resulting from permanent reduction of personnel, an employee may withdraw any amount or the entire account balance for any reason. At age 70 1/2, an account distribution election must be made.

ii.	Upon termination of employment for other reasons, the balance in the separate account (reduced for non-vested Company contributions and growth thereon based on years of service) may be paid in a lump sum.

iii.	An active participant age 59 1/2 or older may withdraw a lump sum of any amount up to the balance in the separate account, other than the employer non-elective contributions and earnings thereon.

iv.	A non-union participant may withdraw all or any portion of the separate account attributable to after-tax contributions and earnings and rollover contributions and earnings. All or any portion of the balance attributable to Company contributions made prior to January 1, 2010, discretionary matching contributions, and earnings on these contributions may also be withdrawn if the participant has been employed by the Company for five full years of employment with the Company.

v.	A non-union participant may withdraw at any time any amount attributable to participant contributions and earnings, to prevent eviction from or foreclosure on, a principal residence or to pay certain expenses (namely post-secondary education, unreimbursed medical expenses, funeral costs, and repairs to principal residence). Withdrawals may not include earnings on 401(k) contributions posted to a participant’s account after 1988.

vi.	A non-union participant may withdraw in a lump sum all participant contributions made as a result of the participant’s initial automatic enrollment in the Plan within the first 90 days of the commencement of the contributions.

vii.	No lump sum cash distribution in excess of $5,000 will be made without the consent of the participant.

f.	Daily for investment allocation changes made by participants.

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2015 and 2014

(Continued)

1.	Description of Plan and Significant Accounting Policies (Continued)

Participant Account Provisions (Continued)

Forfeitures arising from participant accounts are allocated to a Plan forfeiture account, which is reduced periodically to reduce future employer contributions or pay Plan expenses. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Vesting

Participants of the Plan are immediately 100% vested in their own contributions to the Plan. Company matching contributions are 100% vested after two years of vesting service. Non-elective company contributions to the plan are 100% vested after three years of vesting service. However, the matching contributions made prior to 2010 with respect to a participant who is not credited with an hour of service on or after January 1, 2010 is subject to a 5-year graded vesting schedule.

Notes Receivable from Participants

Participants may borrow from their Plan accounts (excluding employer non-elective contributions and earnings thereon) a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan’s Trustee.

Forfeited Accounts

At December 31, 2015 and 2014, forfeited non-vested accounts totaled $21,933 and $6,721, respectively. These accounts will be used to reduce future employer contributions or future administrative expenses of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Investment Valuation

At December 31, 2015 and 2014, all of the Plan’s assets are held in the A.O. Smith Corporation Master Trust. The financial statements of the Master Trust are presented separately and are incorporated by reference to the financial statements of the Plan.

U.S. GAAP provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under U.S. GAAP are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2015 and 2014

(Continued)

1.	Description of Plan and Significant Accounting Policies (Continued)

Investment Valuation (Continued)

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used by the Master Trust for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Master Trust at year-end.

Common/collective trusts: Valued at the NAV of shares of a bank collective trust held by the Master Trust at year-end. The NAV is based on the fair value of the underlying investments held by the fund. Participant transactions (issuances and redemptions) may occur daily. Were the Master Trust to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Administrative Expenses

Expenses related to the administration of the Plan are paid out of the principal or income of the Plan. These amounts are netted with investment income on the Statements of Changes in Net Assets Available for Benefits. Administrative expenses totaled $288,721 and $208,443 for the years ended December 31, 2015 and 2014, respectively.

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2015 and 2014

(Continued)

1.	Description of Plan and Significant Accounting Policies (Continued)

Payment of Benefits

Benefits are recorded when paid. As of December 31, 2015, $68,651 were requested by participants but had not yet been paid from the Plan.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date of financial statement issuance June 27, 2016. There were no subsequent events that required recognition or disclosure.

Changes to Accounting Policies

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Parts I & III are not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts II is to be applied retrospectively. Management has elected to adopt Part II early.

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2015 and 2014

(Continued)

2.	A. O. Smith Corporation Master Trust

The Plan assets are held in the A. O. Smith Corporation Master Trust at BMO Harris Bank, N.A. The Plan offers twenty-two investment vehicles in which participants may invest their account balances. If available, quoted market prices are used to value investments. Shares of mutual funds and common collective trusts are valued at the net asset value of shares held by the plan at year end.

The amount of Master Trust assets, income and change in value which is allocated to the Plan is determined by the ratio of participant account balances in the Plan to the total participant account balances of all participating plans. The A. O. Smith Retirement Security Plan is the only plan participating in the Master Trust as of December 31, 2015 and 2014, respectively.

Significant information related to the investments in the Master Trust as of and for the year ended December 31, 2015, is as follows:

	December 31, 2015 Balance	2015 Income (loss)	2015 Change in Value
a. Registered Investment Company Mutual Funds:
American EuroPacific Growth Fund	$16,266,105	$(183,140)	$382,601
Vanguard Institutional Index Trust Fund	19,080,009	228,504	167,893
Vanguard Total Bond Market Index Fund	1,740,150	(23,963)	1,654,368
Wells Fargo Advantage Core Bond Fund	10,549,911	58,019	(1,210,689)
American Balanced Fund	19,102,003	350,597	35,145
BMO Target Retirement – 2010	5,317,213	(56,597)	(1,849,421)
BMO Target Retirement – 2015	1,318,036	(1,923)	(1,114,901)
BMO Target Retirement – 2020	15,082,554	(324,281)	133,830
BMO Target Retirement – 2025	8,196,037	(165,004)	993,625
BMO Target Retirement – 2030	15,382,966	(375,925)	990,664
BMO Target Retirement – 2035	2,585,756	(36,268)	526,768
BMO Target Retirement – 2040	6,812,597	(165,427)	667,280
BMO Target Retirement – 2045	348,108	(10,709)	294,466
BMO Target Retirement – 2050	3,334,400	(78,091)	866,622
BMO Target Retirement – 2055	493,255	4,579	488,321

Subtotal	125,609,100	(779,629)	3,026,573
b. Common/Collective Trusts:
A.O. Smith Stock Fund	16,302,823	4,289,643	4,548,903
A.O. Smith Fiduciary Fund	7,269,437	(548,200)	(1,321,624)
A.O. Smith Munder Midcap Fund	37,863,822	(1,763,642)	(2,834,559)
A.O. Smith BMO Midcap Fund	14,326,374	(879,241)	(2,316,463)
A.O. Smith Nuveen Equity Income Fund	19,085,574	(898,223)	(2,242,464)
A.O. Smith Stable Asset Income Fund	95,990,486	1,363,610	(1,948,495)
TCW Concentrated Core Fund Cl I	18,867,934	1,915,245	2,973,807

Subtotal	209,706,450	3,479,192	(3,140,895)
c. Cash	215	—	(9,336)

Total	$335,315,765	$2,699,563	$(123,658)

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2015 and 2014

(Continued)

2.	A. O. Smith Corporation Master Trust (Continued)

The following summarizes the classification of investments by classification and method of valuation in accordance with U.S. GAAP as of December 31, 2015:

		Fair Value Measurement at Reporting Date Using
		Quoted Prices in Active markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:	$125,609,100	125,609,100	—	—

Investments measured as net asset value: (a)
Common/collective trusts	209,706,450	—	209,706,450	—

Cash	215	215	—	—

Total	$335,315,765	$125,609,315	$209,706,450	$—

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2015 and 2014

(Continued)

2.	A. O. Smith Corporation Master Trust (Continued)

Significant information related to the investments in the Master Trust as of and for the year ended December 31, 2014, is as follows:

	December 31, 2014 Balance	2014 Income (Loss)	2014 Change in Value
a. Register Investment Company Mutual Funds:
American EuroPacific Growth Fund	$15,883,504	$(435,989)	$3,164,793
Vanguard Institutional Index Trust Fund	18,912,116	2,105,709	4,259,502
Vanguard Total Bond Market Index Fund	85,782	332	85,782
Wells Fargo Advantage Core Bond Fund	11,760,600	603,668	2,601,760
American Balanced Fund	19,066,858	1,474,388	5,666,079
BMO Target Retirement – 2010	7,166,634	530,009	(3,129,627)
BMO Target Retirement – 2015	2,432,937	1,337	2,432,937
BMO Target Retirement – 2020	14,948,724	1,179,318	(5,715,460)
BMO Target Retirement – 2025	7,202,412	8,492	7,202,412
BMO Target Retirement – 2030	14,392,302	880,674	782,872
BMO Target Retirement – 2035	2,058,988	5,508	2,058,988
BMO Target Retirement – 2040	6,145,317	373,727	1,458,721
BMO Target Retirement – 2045	53,642	261	53,642
BMO Target Retirement – 2050	2,467,778	137,688	822,552
BMO Target Retirement – 2055	4,934	1	4,934

Subtotal	122,582,527	6,865,123	21,749,887
b. Common/Collective Trusts:
A.O. Smith Stock Fund	11,753,920	559,026	(425,286)
A.O. Smith Fiduciary Fund	8,591,061	482,149	3,644,533
A.O. Smith Munder Midcap Fund	40,698,381	3,887,504	4,018,056
A.O. Smith BMO Midcap Fund	16,642,837	1,676,765	4,351,614
A.O. Smith Nuveen Equity Income Fund	21,328,038	1,623,911	8,957,514
A.O. Smith Stable Asset Income Fund	97,938,981	1,253,155	(2,157,979)
TCW Concentrated Core Fund Cl I	15,894,127	1,398,343	8,048,498

Subtotal	212,847,345	10,880,853	26,436,950
c. Cash	9,552	—	(8,383)

Total	$335,439,424	$17,745,976	$48,178,454

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2015 and 2014

(Continued)

2.	A. O. Smith Corporation Master Trust (Continued)

The following summarizes the classification of investments by classification and method of valuation in accordance with accounting principles generally accepted in the United States of America as of December 31, 2014:

		Fair Value Measurement at Reporting Date Using
		Quoted Prices in Active markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:	$122,582,527	122,582,527	—	—

Investments measured as net asset value: (a)
Common/collective trusts	212,847,345	—	212,847,345	—

Cash	9,552	9,552	—	—

Total	$335,439,424	$122,592,079	$212,847,345	$—

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2015 and 2014

(Continued)

3.	Investments Measured at Net Asset Value

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2015 and 2014, respectively:

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective trusts	$209,706,450	n/a	Daily	None

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective trusts	$212,847,345	n/a	Daily	None

4.	Income Tax Status

The Plan obtained its latest determination letter on July 23, 2012, in which the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by the Department of Labor or Internal Revenue Service. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Generally for the United States Federal income taxes, the Plan is only subject to examination for the current year’s tax return and the preceding three years’ returns. The Plan is not required to file any State tax returns and therefore is generally not subject to examination by State taxing authorities.

5.	Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in their separate account.

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2015 and 2014

(Continued)

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks of loss such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	Reported Financial Information

As discussed in Note 2, all of the Plan’s investments are held in a Master Trust. Assets held for investment purposes and 5% reportable transactions are reported at the Master Trust level and not at the Plan level. These schedules have been included in the Master Trust filing.

8.	Reconciliation of Financial Statements to Schedule H Form 5500

The following is the reconciliation between the financial statements and Form 5500:

	2015	2014
Total net assets per Form 5500, Schedule H	$347,468,289	$346,292,024
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(1,322,176)

Net Assets available for benefits per financial statements	$347,468,289	$344,969,848

Increase in net assets per Form 5500, Schedule H	$1,176,265	$80,123,687
Adjustment from fair value to contract value for fully benefit-responsive investment contracts – December 31,2014	1,322,176	(1,322,176)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts – December 31,2013	—	808,918
Adjustment from fair value to contract value for fully benefit-responsive investment contracts – December 31,2012	—	—

(Decrease) increase in net assets per financial statements	$2,498,441	$79,610,429

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

EIN 39-0619790, Plan 018

Schedule H, line 4i – Schedule of Assets Held (at End of Year)

December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost	Current Value
*	Participant Loans	2.75% – 6.50%	$ —	$6,721,331

*	– Denotes a party-in-interest

See Report of Independent Registered Public Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly cause this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. O. Smith Retirement Security Plan

/s/ Tracey Seymour
Dated: June 27, 2016	Tracey Seymour
Manager, Global Compensation & Retirement